Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

November 15, 2021

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd. Registration Statement on Form F-1 Filed November 1, 2021 File No. 333-260670

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of November 10, 2021, regarding the abovementioned Registration Statement on Form F-1 (the “Form F-1). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 1 to the Form F-1 (“Amendment No. 1”).

Registration Statement on Form F-1

Prospectus Summary

Recent Developments

April 2021 Offering Related Arrangements, page 3

1.	We note that the option agreement filed as Exhibit 10.10 provides that Mr. Afik is entitled to convert up to 50% of his fees into your shares “under the pre-IPO terms,” and this provision appears crossed out and stamped with your name. Please clarify the current legal status of this provision. If Mr. Afik remains entitled to these shares, please revise your disclosure accordingly. If the parties to the option agreement have agreed to nullify or amend this provision, please file an amended exhibit to that effect.

Response:  In response to the Staff’s comment, we have entered into an Amended and Restated Option Agreement with Mr. Afik to remove the crossed out provision and clarify his entitlement to warrants and have filed it as Exhibit 10.11 to Amendment No. 1.

Risk Factors

Our articles of association provide that, unless we consent to an alternative forum . . . , page 26

2.	We note your disclosure that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in your articles of association (as effective on the closing of the offering) states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response:  In response to the Staff’s comment, we have revised the Company’s articles of association to be effective upon the closing of the offering to clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act in the form filed as Exhibit 3.2 to Amendment No. 1.

Maris-Tech Ltd.

Securities and Exchange Commission

Capitalization, page 36

3.	Please revise to add a pro forma adjustment column and clearly explain and reconcile each adjustment in the footnotes. To the extent an adjustment includes multiple components, please present and discuss each component separately so that readers can more fully understand how each adjustment was determined. Alternatively, consider providing pro forma financial statements pursuant to Article 11 of Regulation S-X and including a cross reference in the capitalization table section to the pro forma financial statements.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 36 of Amendment No. 1 to include footnotes to each applicable line item in the capitalization table which provide additional information to explain and reconcile each adjustment in the as adjusted columns.

Dilution, page 39

4.	Please revise to exclude the deferred issuance costs from your net tangible book value or explain to us why you believe these deferred issuance costs represent a tangible asset.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 40 of Amendment No. 1 to exclude the deferred issuance costs from the calculation of net tangible book value.

Condensed Interim Balance Sheets, page F-3

5.	Please explain the discrepancy between the 489,312 preferred shares issued and outstanding as of June 30, 2021 shown here and the 489,812 shares issued and outstanding disclosed on page F-5.

Response:  In response to the Staff’s comment, we have revised the disclosure on page F-3 of Amendment No. 1 to correct the typographical error and confirm that as of June 30, 2021, there were 489,812 preferred shares issued and outstanding.

Exhibits

6.	Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 59) (September 2021) and Item 301 of Regulation S-T.

Response: In response to the Staff’s comment, we have refiled the applicable exhibits to Amendment No. 1 in the proper text-searchable format.

7.	It appears you are attempting to redact information from certain exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please revise your Exhibit Index as appropriate and refile these exhibits to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv). Please clearly indicate each instance where information has been redacted with square brackets and a specified number of asterisks, ensuring text-searchability. Avoid redacting information in schedules (or similar attachments) to your exhibits that is properly omitted pursuant to Item 601(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Exhibit Index to Amendment No. 1 as appropriate and refiled the applicable redacted exhibits.

Maris-Tech Ltd.

Securities and Exchange Commission

If you have any questions or require additional information Please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP